FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended December 31, 2003

Commission File Number — 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X]        Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]         No   [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT
Quarter Ended December 31, 2003

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. Reference to “ADS” are to our American Depository Shares, to the “FASB” means the Financial Accounting Standards Board, to “SFAS” means Statements of Financial Accounting Standards, to “SAB” means Staff Accounting Bulletin and to the “EITF” means the Emerging Issues Tack Force.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.55 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,	As of December 31,

	2003	2003	2003

			Convenience
			translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.7,273,398	Rs.5,781,031	U.S.$126,916
Marketable securities	—	500,000	10,977
Accounts receivable, net of allowances	3,620,020	4,149,956	91,108
Inventories	2,781,384	3,135,668	68,840
Deferred income taxes	166,510	64,097	1,407
Other current assets	1,285,571	1,382,838	30,359

Total current assets	15,126,883	15,013,590	329,607

Property, plant and equipment, net	4,830,480	6,085,588	133,602
Investment securities	8,715	1,525,488	33,490
Intangible assets	2,867,567	2,750,403	60,382
Other assets	258,022	271,524	5,961

Total assets	Rs.23,091,667	Rs.25,646,593	U.S.$563,043

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Rs.143,801	Rs.154,830	U.S.$3,399
Trade accounts payable	1,685,382	2,105,062	46,214
Accrued expenses	769,895	834,626	18,323
Other current liabilities	504,334	657,927	14,444

Total current liabilities	3,103,412	3,752,445	82,381

Long-term debt, excluding current portion	40,909	31,316	688
Deferred income taxes	700,274	629,313	13,816
Other liabilities	415,231	412,445	9,055

Total liabilities	Rs.4,259,826	Rs.4,825,519	U.S.$105,939

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares as of March 31, 2003 and December 31, 2003 respectively	382,580	382,580	8,399
Additional paid-in capital	10,085,004	10,085,004	221,405
Equity-options outstanding	135,694	211,977	4,654
Retained earnings	8,187,117	10,067,557	221,022
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(107)
Accumulated other comprehensive income	46,328	78,838	1,731

Total stockholders’ equity	18,831,841	20,821,074	457,104

Total liabilities and stockholders’ equity	Rs.23,091,667	Rs.25,646,593	U.S.$563,043

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended December 31,		Nine months ended December 31,

	2002	2003	2002	2003	2003

					Convenience
					translation into
					U.S.$
Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.193,812, Rs.217,977, Rs.641,690 and Rs.586,238 for the three months ended December 31, 2002 and 2003 and nine months ended December 31, 2002 and 2003, respectively)	Rs.4,347,786	Rs.5,138,037	Rs.13,808,177	Rs.15,326,384	U.S.$336,474
Cost of revenues	1,981,304	2,463,785	6,286,520	7,079,626	155,425

Gross profit	2,366,482	2,674,252	7,521,657	8,246,758	181,048

Operating expenses:
Selling, general and administrative expenses	1,308,891	1,547,656	3,508,179	4,483,030	98,420
Research and development expenses	324,564	516,459	910,922	1,332,803	29,260
Amortization expenses	100,765	96,827	325,603	288,524	6,334
Foreign exchange (gain)/loss	36,325	(61,764)	67,553	(237,276)	(5,209)

Total operating expenses	1,770,545	2,099,178	4,812,257	5,867,081	128,805

Operating income	595,937	575,074	2,709,400	2,379,677	52,243
Equity in loss of affiliates	(19,750)	(13,430)	(82,436)	(40,724)	(894)
Other income, net	166,944	162,352	507,282	472,260	10,368

Income before income taxes and minority interest	743,131	723,996	3,134,246	2,811,213	61,717
Income taxes	(82,425)	(132,444)	(349,830)	(499,175)	(10,959)
Minority interest	—	—	(3,791)	—	—

Net income	Rs.660,706	Rs.591,552	Rs.2,780,625	Rs.2,312,038	U.S.$50,758

Earnings per equity share
Basic	8.63	7.73	36.34	30.21	0.66
Diluted	8.63	7.72	36.34	30.21	0.66
Weighted average number of equity shares used in computing earnings per equity share
Basic	76,515,948	76,506,720	76,515,948	76,512,872	76,512,872
Diluted	76,515,948	76,590,602	76,516,992	76,540,833	76,540,833

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT
OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares				Equity Shares held by a Controlled Trust

Additional
			Paid In		No. of
	No. of Shares	Amount	Capital	Comprehensive Income	Shares	Amount

Balance as of March 31, 2003	76,515,948	Rs.382,580	Rs.10,085,004		41,400	Rs.(4,882)
Dividend paid	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—
Net income	—	—	—	Rs.2,312,038	—	—
Translation adjustment	—	—	—	27,374	—	—
Unrealized gain on investments, Net of tax	—	—	—	5,136	—	—

Comprehensive income	—	—	—	Rs.2,344,548	—	—

Application of SFAS 123	—	—	—		—	—

Balance as of December 31, 2003	76,515,948	Rs.382,580	Rs.10,085,004		41,400	Rs.(4,882)

Convenience translation into U.S.$		U.S.$8,399	U.S.$221,405			U.S.$(107)

	Accumulated Other			Total Stockholders'
	Comprehensive Income	Equity-Options Outstanding	Retained Earnings	Equity

Balance as of March 31, 2003	Rs.46,328	Rs.135,694	Rs.8,187,117	Rs.18,831,841
Dividend paid	—	—	(431,598)	(431,598)
Comprehensive income	—	—	—	—
Net income	—	—	2,312,038	2,312,038
Translation adjustment	27,374	—	—	27,374
Unrealized gain on investments, net of tax	5,136	—	—	5,136
Comprehensive income	—	—	—	—
Application of SFAS 123	—	76,283	—	76,283

Balance as of December 31, 2003	Rs.78,838	Rs.211,977	Rs.10,067,557	Rs.20,821,074

Convenience translation into U.S.$	U.S.$1,731	U.S.$4,654	U.S.$221,022	U.S.$457,104

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Nine months ended December 31,

	2002	2003	2003

			Convenience
			translation into U.S.$
Cash flows from operating activities:
Net income	Rs.2,780,625	Rs.2,312,038	U.S.$50,758
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense / (benefit)	(89,361)	17,319	380
Gain on sale of marketable securities	(6,242)	(3,571)	(78)
Depreciation and amortization	755,071	826,984	18,156
Loss / (profit) on sale of property, plant and equipment	(1,060)	17,394	382
Equity in loss of affiliates	82,436	40,724	894
Employee stock based compensation	77,232	101,836	2,236
Unrealized exchange gain	(18,944)	(142,010)	(3,118)
Minority Interest	3,791	—	—
Changes in operating assets and liabilities:
Accounts receivable	77,025	(578,208)	(12,694)
Inventories	(319,475)	(352,620)	(7,741)
Other assets	(124,290)	(77,988)	(1,712)
Trade accounts payable	493,389	496,597	10,902
Accrued expenses	(35,844)	63,081	1,385
Taxes payable	(106,031)	47,949	1,053
Other liabilities	(86,424)	111,932	2,457

Net cash provided by operating activities	3,481,898	2,881,457	63,259

Cash flows from investing activities:
Expenditures on property, plant and equipment, net of proceeds from sale	(1,054,180)	(1,791,426)	(39,329)
Purchase of investment and marketable securities, net of proceeds from sale	(51,734)	(2,058,385)	(45,190)
Expenditures on intangible assets	(38,443)	(43,639)	(958)
Cash paid for acquisition, net of cash acquired	(347,684)	(9,453)	(208)

Net cash used in investing activities	(1,492,041)	(3,902,903)	(85,684)

Cash flows from financing activities:
Proceeds from/(repayments of) borrowing from banks, net	(57,465)	28,614	628
Repayment of long-term debt	(3,881)	(9,593)	(211)
Purchase of treasury stock	—	(115,990)	(2,546)
Dividends	(191,290)	(431,598)	(9,475)

Net cash used in financing activities	(252,636)	(528,567)	(11,604)

Effect of exchange rate changes on cash	25,571	57,646	1,266

Net increase / (decrease) in cash and cash equivalents during the period	1,762,792	(1,492,367)	(32,763)
Cash and cash equivalents at the beginning of the period	5,109,374	7,273,398	159,679

Cash and cash equivalents at the end of the period	Rs.6,872,166	Rs.5,781,031	U.S.$126,916

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.29,474	Rs.5,928	U.S.$130
Income taxes	463,334	339,989	7,464
Non cash investing activities:
Consideration loan notes issued on acquisition	128,108	—	—
Treasury stock issued on acquisition of minority interest including Compensation Cost	—	115,990	2,546

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Basis of preparation of financial statements

     The accompanying unaudited interim condensed consolidated balance sheets as of December 31, 2003, and consolidated statements of income and statements of cash flows for the three months and nine months ended December 31, 2002 and 2003, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2003, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2. Interim information

     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2003. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

3. Convenience translation

     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of and for the nine months ended December 31, 2003 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2003 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.45.55. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

4. Stock based compensation

     Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Nine months ended December 31,

	2002	2003

Dividend yield	0.4%	0.5%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.8 - 6.8%	5.2 - 6.8%
Volatility	49.8 - 50.7%	46.5-50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4. Stock based compensation (continued)

Dividend yield assumption has not been considered for determining the fair value in respect of options given by the subsidiaries, as these companies are not listed and have not declared dividends.

     At March 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Note 9. Prior to April 1, 2003, the Company accounted for its plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in Statement No. 148 Accounting for Stock Based Compensation - Transition and Disclosure. In accordance with the retroactive method of adoption, all prior periods presented have been modified to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995. Consequently, for the three months ended December 31, 2002 and 2003, an amount of Rs.31,667 and Rs.26,980, respectively, has been recorded as total employee stock based compensation expense, and for the nine months ended December 31, 2002 and 2003, an amount of Rs.77,232 and Rs.76,283, respectively, has been recorded as total employee stock based compensation expense.

     During this fiscal 2004, Aurigene Discovery Technologies Limited adopted a stock based employee compensation plan, which is described more fully in Note 8. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

5. Reddy US Therapeutic Inc. (“RUSTI”)

     Acquisition of minority interest

     During the three months ended December 31, 2003, the Company, through its wholly owned subsidiary, acquired the balance (10.2%) of the common stock of RUSTI held by a minority shareholder. In exchange for issuing 70,000 American Depositary Shares (“ADS”) of the Company to such minority shareholder (representing an exchange ratio of 7 ADS for every 100 shares of RUSTI common stock acquired). This acquisition has been accounted for by the purchase method. The acquisition has resulted in goodwill of Rs.90,437.

     Further, the Company during the nine months ended December 31, 2003, accelerated the vesting period of the options issued under the RUSTI Plan, 2000. As a result, all of the RUSTI options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the RUSTI shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding RUSTI shares. All the RUSTI option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of RUSTI. The transaction was consummated on December 2, 2003 by issuing the treasury stock acquired during the period. The Company has evaluated this transaction and has applied the same model described in FASB Interpretation No. 44 and EITF Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, and has determined the award as a liability. Consequently an amount of Rs.25,553 has been accounted as compensation cost.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate amounting to Rs.181,943) and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

     The following table presents the changes in goodwill during the year ended March 31, 2003 and nine months ended December 31, 2003:

	Year ended		Nine months ended
	March 31, 2003		December 31, 2003

Balance at the beginning of the period	Rs.	1,473,605	Rs.	1,550,419
Acquired during the period		76,814		144,200
Amortised during the period		—		—
Impairment losses recognized		—		—

Balance at the end of the period	Rs.	1,550,419	Rs.	1,694,619

     The following table presents acquired and amortized intangible assets as at December 31, 2003:

	As at December 31, 2003

	Gross carrying		Accumulated
	amount		amortization

Trademarks	Rs.	2,562,580	Rs.	1,431,455
Non-compete arrangements		110,259		89,962
Marketing know-how		80,000		80,000
Customer related intangibles		121,037		39,849
Others		8,026		2,909

	Rs.	2,881,902	Rs.	1,644,175

     For the three months ended December 31, 2002 and 2003, the aggregate amortization expense was Rs.100,765 and Rs.96,827, respectively. For the nine months ended December 31, 2002 and 2003, the aggregate amortization expense was Rs.325,603 and Rs.288,524, respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2004	Rs.	385,704
2005		334,263

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Goodwill and intangible assets (continued)

For the year ended March 31,
2006	289,539
2007	261,654
2008	240,907

     The intangible assets (net of amortization) as of December 31, 2003 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Drug Discovery		Total

Goodwill	Rs.	349,774	Rs.	997,025	Rs.	257,383	Rs.	90,437	Rs.	1,694,619
Trademarks		991,107		—		140,018		—		1,131,125
Non-compete arrangements		—		—		20,297		—		20,297
Customer related intangibles		—		—		81,188		—		81,188
Others		—		—		5,117		—		5,117

	Rs.	1,340,881	Rs.	997,025	Rs.	504,003	Rs.	90,437	Rs.	2,932,346

     7. Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,		As of December 31,

	2003		2003

Land	Rs.	190,612	Rs.	448,408
Buildings		1,315,896		1,526,330
Plant and machinery		4,692,699		5,225,310
Furniture, fixtures and equipment		566,905		605,003
Vehicles		130,640		170,278
Computer equipment		276,315		317,328
Capital work-in-progress		637,880		1,266,669

		7,810,947		9,559,326
Accumulated depreciation		(2,980,467)		(3,473,738)

	Rs.	4,830,480	Rs.	6,085,588

     For the three months ended December 31, 2002 and 2003, depreciation expense was Rs.154,554 and Rs.188,332, respectively. For the nine months ended December 31, 2002 and 2003, depreciation expense was Rs.429,468 and Rs.538,460, respectively.

     On July 9, 2003, the Company acquired approximately 185 acres of land located at Bahadurpalli, Qutbullapur Mandal, nearby to Hyderabad, India, through the acquisition of all of the equity shares of Dr. Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E-Business) for consideration of Rs.277,400. However, the Company has withheld Rs.27,400 of such consideration pending resolution of a boundary dispute on the land. The balance of the consideration payable will be accounted for on resolution of the dispute.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8. Inventories

     Inventories consist of the following:

	As of March 31,		As of December 31,

	2003		2003

Raw materials	Rs.	833,663	Rs.	977,045
Stores and spares		285,739		260,982
Work-in-process		676,742		1,039,377
Finished goods		985,240		858,264

	Rs.	2,781,384	Rs.	3,135,668

	As of March 31,		As of December 31,

	2003		2003

Raw materials	Rs.	833,663	Rs.	977,045
Stores and spares		285,739		260,982
Work-in-process		676,742		1,039,377
Finished goods		985,240		858,264

	Rs.	2,781,384	Rs.	3,135,668

     During the three months ended December 31, 2002 and 2003, the Company recorded an inventory write-down of Rs.8,053 and Rs.36,049, respectively, and during the nine months ended December 31, 2002 and 2003, the Company recorded an inventory write-down of Rs.34,849 and Rs.109,164, respectively. These write-downs resulted from a decline in the market value of certain raw materials and these amounts are included in cost of goods sold.

9. Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (‘the Committee’) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

     The DRL 2002 Plan further provides that in no case shall the per share exercise price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price less than the fair market value.

     Stock option activity under the DRL 2002 Plan is as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

	Three months ended December 31, 2002

						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average exercise		contractual life
	of options	prices		price		(months)

Outstanding at the beginning of the period	548,935	Rs.	884-1063.02	Rs.	995.15	74
Granted during the period	—		—		—	—
Forfeited during the period	(1,626)		911.00		911.00	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	547,309		884-1063.02		995.40	71

Exercisable at the end of the period	—		—		—	—

	Nine months ended December 31, 2002

						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)

Outstanding at the beginning of the period	124,500	Rs.	977.30	Rs.	977.30	59
Granted during the period	433,945		884-1063.02		1001.76	—
Forfeited during the period	(11,136)		911-1063.02		1040.82	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	547,309		884-1063.02		995.40	71

Exercisable at the end of the period	—		—		—	—

	Three months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)

Outstanding at the beginning of the period	871,236	Rs.	883-1,063.02	Rs.	949.24	67
Granted during the period	24,000		1,149		1,149	—
Forfeited during the period	(20,878)		883-1,063.02		956.95	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	874,358		883-1,149		956.49	69

Exercisable at the end of the period	271,806	Rs.	884-1063.02	Rs.	976.07	50

	Nine months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)

Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.	995.42	68
Granted during the period	393,300		883-1,149		899.23	—
Forfeited during the period	(62,813)		883-1,063.02		962.31	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	874,358		883-1,149		956.49	69

Exercisable at the end of the period	271,806	Rs.	884-1063.02	Rs.	976.07	50

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

     The weighted average grant date fair values (calculated as set forth in Note 4 above) for options granted under the DRL 2002 Plan during the three months ended December 31, 2003 was Rs.514.17. There were no grants of options under such plan in the corresponding three months in the previous year.

     The weighted average grant date fair values for options granted under the DRL 2002 Plan during the nine months ended December 31, 2002 and December 31, 2003 were Rs.400.63 and Rs.392.92 respectively.

     Reddy US Equity Ownership Plan 2000:

     In the fiscal year 2001, Reddy US Therapeutics Inc (“Reddy US”), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the “US Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the US Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the US Plan, stock options were granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

     In September 2003, the Company accelerated the vesting period of the options. As a result, all of the options were vested and exercised by employees (as explained in Note 5 above). Further, an amount of Rs.155, representing the unrecognized compensation cost, was recognized as a result of this acceleration.

     Stock option activity under the US Plan is as follows:

Three months ended December 31, 2002

Weighted-
average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	293,500	U.S.$	0.18	U.S.$	0.18	89
Granted during the period	—		—		—
Forfeited during the period	—		—		—

Outstanding at the end of the period	293,500	U.S.$	0.18	U.S.$	0.18	89

Exercisable at the end of the period	—		—		—	—

Nine months ended December 31, 2002

Weighted-
average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	293,500	US$	0.18	US$	0.18	92
Granted during the period	—		—		—
Forfeited during the period	—		—		—

Outstanding at the end of the period	293,500	US$	0.18	US$	0.18	86

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

	Nine months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	293,500	US$	0.18	US$	0.18	83
Granted during the period	—		—		—	—
Forfeited during the period	(2,000)		—		—	—
Exercised during the period	(291,500)	US$	0.18	US$	0.18	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—

     Aurigene Discovery Technologies Limited, Employee Stock Option Plan:

     In the fiscal year 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest in a graded manner over a period of three years from the date of grant of the options.

     Stock option activity under the Aurigene Employee Plan was as follows:

	Three months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	185,995	Rs.	10	Rs.	10	71
Granted during the period	—		—		—	—
Forfeited during the period	(8,403)		10		10	—

Outstanding at the end of the period	177,592	Rs.	10	Rs.	10	68

Exercisable at the end of the period	—		—		—	—

	Nine months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	71
Forfeited during the period	(22,408)		10		10	—

Outstanding at the end of the period	177,592	Rs.	10	Rs.	10	68

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

     The weighted average grant date fair values (calculated as set forth in Note 4 above) for options granted under the Aurigene Employee Plan during the nine months ended December 31, 2003 is Rs.4.82.

     Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan:

     In the fiscal year 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

     Stock option activity under the Aurigene Management Plan was as follows:

	Three months ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	783,333	Rs.	10	Rs.	10	83
Granted during the period	—		—		—	—
Forfeited during the period	—		—		—	—

Outstanding at the end of the period	783,333	Rs.	10	Rs.	10	80

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	80

	Nine moths ended December 31, 2003

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)

Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	83
Forfeited during the period	—		—		—	—

Outstanding at the end of the period	783,333	Rs.	10	Rs.	10	80

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	80

     The weighted average grant date fair values (calculated as set forth in Note 4 above) for options granted under the Aurigene Management Plan during the nine months ended December 31, 2003 is Rs.4.25.

10. Commitments and Contingencies

     Capital Commitments: As of March 31, 2003 and December 31, 2003, the Company had committed to spend approximately Rs.356,827 and Rs.597,207, respectively, under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10. Commitments and Contingencies (continued)

     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement in connection with transactions related to enhancing the credit standing and borrowings of its affiliate, Pathnet India Private Limited (“Pathnet”).

     Pathnet, an equity investee accounted for by the equity method, secured a loan facility of Rs.250 million from ICICI Bank Ltd. To enhance the credit standing of Pathnet, on December 14, 2001, the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank Ltd. The guarantee will expire in May 2008 and the liability of the Company may arise if there is non-payment or non-performance of other obligations of Pathnet under its loan facility with ICICI Bank Ltd.

     As of December 31, 2003, the Company does not believe that it is probable that it will be required to make payments under the guarantee. Thus, no liability has been accrued for the loss related to the Company’s obligation under this guarantee arrangement.

     Litigation / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs (Prices Control) Order (“DPCO”), the Government of India (“GOI”) has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI designated Norfloxacin as a “specified product” and fixed the maximum selling price for Norfloxacin. The Company has filed a legal suit against the designation on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the High Court of Andhra Pradesh, Hyderabad, Andhra Pradesh (the “High Court”). The High Court has passed an interim order in favor of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

     In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2003 and December 31, 2003 this excess is estimated at Rs.162,375 and Rs.179,814, respectively.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents, which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the Company considers the possibility of any further liability to be remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10. Commitments and Contingencies (continued)

     During the nine months ended December 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, have issued a penalty claim of Rs.70,000 against the Company. The Company has filed an appeal against this notice with the appellate authorities. Pending resolution of the appeal, the ultimate liability of the Company is not ascertainable.

     Additionally, the Company is involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

11. Segment reporting and related information

a) Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Gross profit and revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,

	2002		2003		2002		2003

Gastro-intestinal	Rs.	334,865	Rs.	404,055	Rs.	997,908	Rs.	1,179,798
Cardio–vascular		283,313		286,338		927,447		1,016,904
Anti–infective		266,830		313,537		839,552		857,828
Pain control		302,363		262,036		971,157		1,059,616
Nutrients		124,121		93,068		442,496		351,211
Others		332,009		431,784		1,038,117		1,242,468

Revenues from external customers		1,643,501		1,790,818		5,216,677		5,707,825
Intersegment revenues[1]		17,272		5,890		82,999		13,631
Adjustments[2]		57,461		161,182		5,315		28,809

Total revenues	Rs.	1,718,234	Rs.	1,957,890	Rs.	5,304,991	Rs.	5,750,265

Cost of revenues	Rs.	588,588	Rs.	604,292	Rs.	1,709,373	Rs.	1,867,573
Intersegment cost of revenues[3]		73,063		55,470		281,088		198,907
Adjustments[2]		(45,470)		4,323		23,360		(87,776)

	Rs.	616,181	Rs.	664,085	Rs.	2,013,821	Rs.	1,978,704

Gross profit	Rs.	999,122		1,136,946	Rs.	3,309,215	Rs.	3,654,976
Adjustments[2]		102,931		156,859		(18,045)		116,585

	Rs.	1,102,053	Rs.	1,293,805	Rs.	3,291,170	Rs.	3,771,561

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at the cost to transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at the cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

     The CODM reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     An analysis of gross profit for the API Segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,

	2002		2003		2002		2003

Revenues from external customers	Rs.	1,493,353	Rs.	1,842,180	Rs.	4,417,064	Rs.	5,226,887
Intersegment revenues[1]		144,669		127,864		439,541		470,088
Adjustments[2]		(163,074)		(26,952)		109,748		(78,192)

Total revenues	Rs.	1,474,948	Rs.	1,943,092	Rs.	4,966,353	Rs.	5,618,783

Cost of revenues	Rs.	984,262	Rs.	1,284,995	Rs.	2,909,198	Rs.	3,527,120
Intersegment cost of revenues		17,272		5,890		82,999		13,631
Adjustments[2]		17,646		72,979		218,153		277,268

	Rs.	1,019,180	Rs.	1,363,864	Rs.	3,210,350	Rs.	3,818,019

Gross profit	Rs.	636,488	Rs.	679,159	Rs.	1,864,408	Rs.	2,156,224
Adjustments[2]		(180,720)		(99,931)		(108,405)		(355,460)

	Rs.	455,768	Rs.	579,228	Rs.	1,756,003	Rs.	1,800,764

(1)	Intersegment revenues is comprised of transfers to the formulations, generics and other segments and are accounted for at the cost to transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,

	2002		2003		2002		2003

North America	Rs.	589,179	Rs.	490,707	Rs.	1,959,017	Rs.	1,498,364
India		416,468		539,559		1,466,829		1,683,223
Europe		59,440		533,803		367,538		1,186,265
Others		425,237		380,869		1,223,688		1,255,485

		1,490,324		1,944,938		5,017,072		5,623,337
Adjustments[1]		(15,376)		(1,846)		(50,719)		(4,554)

	Rs.	1,474,948	Rs.	1,943,092	Rs.	4,966,353	Rs.	5,618,783

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months and nine months ended December 31, 2002 and 2003 is given below:

	Three Months ended		Nine Months ended
	December 31,		December 31,

	2002	2003	2002	2003

Ramipril	20,461	479,301	51,341	936,436
Ciprofloxacin Hydrochloride	160,127	176,061	608,134	636,510
Naproxen Sodium	80,352	95,111	286,776	319,990
Ibuprofen	105,418	84,396	345,754	291,161
Naproxen	37,818	73,578	102,184	161,369
Ranitidine HCl Form 2	32,718	68,004	169,576	195,937
Sertraline Hydrochloride	54,030	56,721	126,535	152,610
Dextromethorphan HBr	48,649	51,780	146,639	146,056
Olanzapine	917	48,435	56,031	50,494
Sparfloxacin	36,858	46,948	141,866	147,340
Atorvastatin	35,162	44,643	68,402	113,563
Losartan Potassium	32,918	41,603	95,275	163,490
Terbinafine HCl	21,313	33,849	83,981	97,120
Others	808,207	642,662	2,683,859	2,206,707

	1,474,948	1,943,092	4,966,353	5,618,783

Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. An analysis of gross profit for the generics segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,

	2002		2003		2002		2003

Revenues	Rs.	997,464	Rs.	1,057,270	Rs.	3,088,559	Rs.	3,497,820
Cost of revenues		166,931		273,714		578,141		717,037
Intersegment cost of revenues[1]		71,606		72,041		158,453		270,828

		238,537		345,755		736,594		987,865

Gross profit	Rs.	758,927	Rs.	711,515	Rs.	2,351,965	Rs.	2,509,955

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,

	2002		2003		2002		2003

Revenues	Rs.	126,382	Rs.	149,711	Rs.	338,319	Rs.	321,136
Cost of revenues		54,357		61,651		162,163		165,493

Gross profit		72,025		88,060		176,156		155,643
Employee costs		13,702		13,803		39,415		49,125
Other selling, general and administrative expenses		24,864		24,909		74,030		67,760
Other expense / (income), net		(61)		(322)		(239)		2,581

Net income	Rs.	33,520	Rs.	49,670	Rs.	62,950	Rs.	36,177

     Drug discovery

     The Company is involved in drug discovery through research facilities located in the United States and India and through its Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. No revenues were derived from this segment during the three months and nine months ended December 31, 2002 and 2003. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,

	2002		2003		2002		2003

Revenues		—		—		—		—
Research and development expenses	Rs.	93,908	Rs.	221,985	Rs.	371,293	Rs.	492,558

a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	December 31, 2002				December 31, 2003

	Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	1,718,234	Rs.	1,102,053	Rs.	1,957,890	Rs.	1,293,805
Active pharmaceutical ingredients and intermediates		1,474,948		455,768		1,943,092		579,228
Generics		997,464		758,927		1,057,270		711,515
Diagnostics, critical care and biotechnology		126,382		72,025		149,711		88,060
Drug discovery		—		—		—		—
Others		30,758		(22,291)		30,074		1,644

	Rs.	4,347,786	Rs.	2,366,482	Rs.	5,138,037	Rs.	2,674,252

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

a) Reconciliation of segment information to entity total(continued)

	Nine months ended				Nine months ended
	December 31, 2002				December 31, 2003

	Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	5,304,991	Rs.	3,291,170	Rs.	5,750,265	Rs.	3,771,561
Active pharmaceutical ingredients and intermediates		4,966,353		1,756,003		5,618,783		1,800,764
Generics		3,088,559		2,351,965		3,497,820		2,509,955
Diagnostics, critical care and biotechnology		338,319		176,156		321,136		155,643
Drug discovery		—		—		—		—
Others		109,955		(53,637)		138,380		8,835

	Rs.	13,808,177	Rs.	7,521,657	Rs.	15,326,384	Rs.	8,246,758

b) Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Nine months ended
	December 31,				December 31,

	2002		2003		2002		2003

India	Rs.	1,560,221	Rs.	1,657,808	Rs.	5,172,546	Rs.	5,547,640
North America		1,326,886		1,355,492		4,561,595		4,334,422
Europe		322,624		779,322		942,807		2,007,248
Russia and other countries of the former Soviet Union		569,451		758,843		1,537,087		1,768,229
Others		568,604		586,572		1,594,142		1,668,845

	Rs.	4,347,786	Rs.	5,138,037	Rs.	13,808,177	Rs.	15,326,384

c) Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of December 31,

	2003		2003

India	Rs.	4,577,973	Rs.	5,788,941
USA		106,093		118,228
Russia and other countries of the former Soviet Union		31,103		37,190
Europe		111,740		134,631
Others		3,571		6,598

	Rs.	4,830,480	Rs.	6,085,588

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

d) Major customers

     Pursuant to the terms of agreements with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these agreements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under these agreements as at March 31, 2003 and December 31, 2003 were Rs.734,042 and Rs.681,531 respectively, representing 20.3% and 16.4% respectively of the Company’s total receivables. During the three months ended December 31, 2002 and 2003 and for the nine months ended December 31, 2002 and 2003, revenues under these agreements aggregated Rs.1,593,543, Rs.801,495, Rs.3,563,384 and Rs.2,786,508 respectively, which represents 36.7%, 15.6%, 25.8% and 18.2% respectively, of the total revenues of the Company.

12. Recent accounting pronouncements

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits – amendment to FASB statements No. 87, 88 and 106. SFAS No 132 is applicable for fiscal years ending after December 15, 2003.

OPERATING AND FINANCIAL REVIEW

Three Months ended December 31, 2003 compared to Three Months ended December 31, 2002

     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.

     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Revenues

     Revenues increased by 18.2% to Rs.5,138.0 million in the three months ended December 31, 2003, as compared to Rs.4,347.8 million in the three months ended December 31, 2002, primarily due to an increase in revenues in our active pharmaceutical ingredients and intermediates and formulations segments. In the three months ended December 31, 2003 we received 26.4% of our revenues from North America (United States and Canada), 32.3% of our revenues from India, 14.8% of our revenues from Russia and other former Soviet Union countries, 15.2% of our revenues from Europe and 11.3% of our revenues from other countries.

     Sales to North America increased by 2.2% to Rs.1,355.5 million in the three months ended December 31, 2003, as compared to Rs.1,326.9 million in the three months ended December 31, 2002, primarily due to an increase in revenues in our generics segment, partially offset by a decrease in revenues in our active pharmaceutical ingredients and intermediates segment. Sales to Russia and other former Soviet Union countries increased by 33.2% to Rs.758.8 million in the three months ended December 31, 2003, as compared to Rs.569.5 million in the three months ended December 31, 2002. The increase was partially driven by the sale of goods which were pending customs clearance as of September 30, 2003 and were delivered to customers during the three months ended December 31, 2003. Sales to Europe increased by 141.6% to Rs.779.3 million in the three months ended December 31, 2003, as compared to Rs.322.6 million in the three months ended December 31, 2002, primarily as a result of sales of ramipril in our active pharmaceutical ingredients and intermediates segment. Sales in India increased by 6.3% to Rs.1,657.8 million in the three months ended December 31, 2003, as compared to Rs.1,560.2 million in the three months ended December 31, 2002, primarily due to an increase of revenues in active pharmaceutical ingredients and intermediates segment.

     Sales returns are estimated and provided for in the period of sales. We made allowances for sales returns of Rs.27.2 million and Rs.21.3 million in the three months ended December 31, 2003 and December 31, 2002, respectively.

     Formulations. In the three months ended December 31, 2003, we received 38.1% of our total revenues from the formulations segment, as compared to 39.5% in the three months ended December 31, 2002. Revenues in this segment increased by 14.0% to Rs.1,957.9 million in the three months ended December 31, 2003, as compared to Rs.1,718.2 million in the three months ended December 31, 2002.

     Sales in India constituted 53.4% of our total formulations sales in the three months ended December 31, 2003, as compared to 60.5% in the three months ended December 31, 2002. Sales of formulations in India increased by 0.6% to Rs.1,045.7 million in the three months ended December 31, 2003, as compared to Rs.1,039.3 million in the three months ended December 31, 2002. The overall increase in sales was primarily due to an increase in sales of our key brands Omez, our brand of omeprazole, and Stamlo Beta, our brand of amlodipine and atenolol. This growth was largely offset, however, by a decline in revenues from Nise, our brand of nimesulide.

     Sales of formulations outside India increased by 34.3% to Rs.912.1 million in the three months ended December 31, 2003, as compared to Rs.679.0 million in the three months ended December 31, 2002. Sales of formulations in Russia accounted for 67.4% of our formulation sales outside India in the three months ended December 31, 2003, as compared to 64.5% in the three months ended December 31, 2002. Sales of formulations in Russia increased by 40.4% to Rs.614.8 million in the three months ended December 31, 2003, as compared to Rs.437.8 million in the three months ended December 31, 2002. The increase was driven primarily by the sale of goods which were pending customs clearance as of September 30, 2003 and were delivered to customers during the three months ended December 31, 2003. Products which showed significant increase in sales were Enam, our brand of enalapril maleate, Omez, our brand of omeprazole, Ketorol, our brand of ketorolac tromethamine, Nise, our brand of Nimesulide, and Ciprolet, our brand of ciprofloxacin. Sales to other countries in the Commonwealth of Independent States (“CIS”) increased by 11.0% to Rs.134.4 million for the three months ended December 31, 2003 as compared to Rs.121.1 million for the three months ended December 31, 2002, primarily driven by an increase in sales in Ukraine.

     Active Pharmaceutical Ingredients and Intermediates. In the three months ended December 31, 2003, we received 37.8% of our total revenues from this segment, as compared to 33.9% in the three months ended December 31, 2002. Revenues in this segment increased by 31.7% to Rs.1,943.1 million in the three months ended December 31, 2003, as compared to Rs.1,474.9 million in the three months ended December 31, 2002.

     During the three months ended December 31, 2003, sales in India accounted for 27.6% of our revenues from this segment, as compared to 27.2% in the three months ended December 31, 2002. Sales in India increased by 34.1% to Rs.537.7 million in the three months ended December 31, 2003, as compared to Rs.401.1 million in the three months ended December 31, 2002. This increase was primarily due to an increase in sales volumes of ciprofloxacin, ranitidine and atorvastatin and re-introduction of norfloxacin.

     Sales outside India increased by 30.9% to Rs.1,405.4 million in the three months ended December 31, 2003, as compared to Rs.1,073.9 million in the three months ended December 31, 2002. Sales in Europe increased by 798.7% to Rs.533.8 million in the three months ended December 31, 2003, as compared to Rs.59.4 million in the three months ended December 31, 2002, primarily driven by sales of ramipril. Sales in North America (United States and Canada) decreased by 16.7% to Rs.490.7 million in the three months ended December 31, 2003, as compared to Rs.589.2 million in the three months ended December 31, 2002, primarily due to a decrease in sales volumes of nizatidine. Revenues in other markets decreased by 10.4% to Rs.380.9 million in the three months ended December 31, 2003, as compared to Rs.425.2 million in the three months ended December 31, 2002.

     Generics. In the three months ended December 31, 2003, we received 20.6% of our total revenues from this segment, as compared to 22.9% in the three months ended December 31, 2002. Revenues increased by 6.0% to Rs.1,057.3 million in the three months ended December 31, 2003, as compared to Rs.997.5 million in the three months ended December 31, 2002. Sales in North America (United States and Canada) increased by 16.0% to Rs.856.1 million in the three months ended December 31, 2003, as compared to Rs.737.7 million in the three months ended December 31, 2002. The increase was primarily due to an increase in revenues from fluoxetine 40 mg capsules and new product launches in the last twelve months, including ibuprofen tablets and nefazodone tablets. This increase was partially offset by a decrease in revenues from tizanidine tablets. Sales in Europe decreased by 19.8% to Rs.198.0 million in the three months ended December 31, 2003, as compared to Rs.246.8 million in the three months ended December 31, 2002, primarily due to a decrease in revenues from omeprazole capsules.

     Diagnostics, Critical Care and Biotechnology. We received 2.9% of our total revenues from this segment for both the periods under review. Revenues in this segment increased to Rs.149.7 million in the three months ended December 31, 2003, as compared to Rs.126.4 million in the three months ended December 31, 2002. Revenues in this segment increased primarily due to an increase in revenues of our critical care division by Rs.48.5 million, primarily due to the commencement of sales of our oncology products in Brazil, and an increase in revenues of our biotechnology division by Rs.4.1 million, primarily due to an increase in sales volumes of Grastim vials, our brand of filgrastim. These increases were partially offset by the discontinuation of the trading operations of the diagnostics division effective as of April 1, 2003. The diagnostics division had sales of Rs.33.9 million for the three months ended December 31, 2002.

     Others. Revenues from our other businesses constituted an insignificant portion of our total revenues for the three months ended December 31, 2003 and December 31, 2002.

Cost of revenues

     Cost of revenues increased by Rs.482.5 million to Rs.2,463.8 million for the three months ended December 31, 2003, as compared to Rs.1,981.3 million for the three months ended December 31, 2002. Cost of revenues as a percentage of total revenues was 48.0% for the three months ended December 31, 2003, as compared to 45.6% for the three months ended December 31, 2002.

     Formulations. Cost of revenues in this segment was 33.9% of formulations revenues for the three months ended December 31, 2003, as compared to 35.9% of formulations revenues for the three months ended December 31, 2002. Cost of revenues increased by 7.8% to Rs.664.1 million in the three months ended December 31, 2003, as compared to Rs.616.2 million in the three months ended December 31, 2002. The decrease in cost of revenues as a percentage of sales was primarily due to an increase in certain exports on which we earn higher margins.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment has increased to 70.2% of this segment’s revenues in the three months ended December 31, 2003, as compared to 69.1% of the segment’s revenues in the three months ended December 31, 2002. Cost of revenues increased by 33.8% to Rs.1,363.9 million in the three months ended December 31, 2003, as compared to Rs.1,019.2 million in the three months ended December 31, 2002. The increase was primarily due to a decrease in sales to North America, on which we earn a higher margin as compared to the average gross margin of this segment.

     Generics. Cost of revenues was 32.7% of this segment’s revenues in the three months ended December 31, 2003, as compared to 23.9% in the three months ended December 31, 2002. Cost of revenues increased by 45.0% to Rs.345.8 million in the three months ended December 31, 2003, as compared to Rs.238.5 million in the three months ended December 31, 2002. This increase was mainly due to sales of nefazodone and ibuprofen (new product launches in the last twelve months), which carry lower margins, partially offset by higher sales of fluoxetine capsules 40 mg.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased to 41.2% of this segment’s revenues in the three months ended December 31, 2003, as compared to 43.0% in the three months ended December 31, 2002. In absolute terms, however, cost of revenues increased by 13.6% to Rs.61.7 million in the three months ended December 31, 2003, as compared to Rs.54.3 million in the three months ended December 31, 2002 due to an increase in material consumption at the critical care division and due to a decrease in average sales prices in this segment. This cost of revenues increase was partially offset by a decrease in Indian excise duties, resulting primarily from a change in India’s central excise rules eliminating the duty on certain products.

Gross profit

     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 13.0% to Rs.2,674.3 million for the three months ended December 31, 2003 from Rs.2,366.5 million during the three months ended December 31, 2002. Gross margin was 52.0% in the three months ended December 31, 2003, as compared to 54.4% in the three months ended December 31, 2002.

     Gross margin of the formulations segment increased to 66.1% in the three months ended December 31, 2003, as compared to 64.1% in the three months ended December 31, 2002. The gross margin for our active pharmaceutical ingredients segment decreased to 29.8% in the three months ended December 31, 2003, as compared to 30.9% in the three months ended December 31, 2002. The gross margin for our generics segment decreased to 67.3% in the three months ended December 31, 2003, as compared to 76.1% in the three months ended December 31, 2002. The gross margin for our diagnostics, critical care and biotechnology segment was 58.8% in the three months ended December 31, 2003, as compared to 57.0% in the three months ended December 31, 2002.

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues remain unchanged at 30.1% for both the three months ended December 31, 2003 and the three months ended December 31, 2002. Selling, general and administrative expenses increased by 18.2% to Rs.1,547.7 million in the three months ended December 31, 2003, as compared to Rs.1,308.9 million in the three months ended December 31, 2002. This increase is largely due to an increase in employee costs, legal and consultancy fees, marketing expenses and insurance expenses. Employee costs have increased by 15.5% to Rs.372.7 million in the three months ended December 31, 2003, as compared to Rs.322.8 million in the three months ended December 31, 2002, primarily due to an increase in the number of employees. Marketing expenses increased by 13.5% to Rs.536.2 million for the three months ended December 31, 2003 from Rs.472.6 million for the three months ended December 31, 2002 due to an increase in carriage outwards and advertisement expenses. General expenses increased by 25.0% to Rs.552.8 million for the three months ended December 31, 2003 from Rs.442.2 for the three months ended December 31, 2002, primarily due to an increase in insurance expenses due to product liability insurance costs and an increase in legal and consultancy expenditures attributable to product patent filings, litigation expenses relating to various patent challenges and regulatory submissions.

Research and development expenses

     Research and development costs increased by 59.1% to Rs.516.5 million for the three months ended December 31, 2003, as compared to Rs.324.6 million for the three months ended December 31, 2002. The increase was primarily due to an increase in expenses incurred in the generics segment (including the specialty area) as a result of bio-studies and also due to new projects undertaken at the drug discovery and custom chemical services segments.

Amortization expenses

     Amortization expenses decreased by 4.0% to Rs.96.8 million in the three months ended December 31, 2003, as compared to Rs.100.8 million in the three months ended December 31, 2002.

Foreign exchange gain/loss

     Foreign exchange gain was Rs.61.8 million for the three months ended December 31, 2003 as compared to a loss of Rs.36.3 million for the three months ended December 31, 2002. The increase is primarily due to gain on conversion of foreign currency deposits denominated in pound sterling and Euro. The loss on mark to market of the forward contracts, due to the decline in forward contract premium when compared to the forward premiums as at September 30, 2003, has been largely offset by the gains on settlement of forward contracts and collections from debtors.

Operating income

     As a result of the foregoing, our operating income decreased by 3.5% to Rs.575.1 million in the three months ended December 31, 2003, as compared to Rs.595.9 million in the three months ended December 31, 2002. Operating income as a percentage of total revenues was 11.2% in the three months ended December 31, 2003, as compared to 13.7% in the three months ended December 31, 2002.

Other income, net

     For the three months ended December 31, 2003 our other income was Rs.162.4 million, as compared to Rs.166.9 million for the three months ended December 31, 2002.

Equity in loss of affiliates

     Equity in loss of affiliates decreased by Rs.6.3 million to Rs.13.4 million for the three months ended December 31, 2003 from Rs.19.7 million for the three months ended December 31, 2002, primarily due to no loss pickup in Pathnet during the three months as compared to Rs.3.1 million in the three months ended December 31, 2002. This was due to the entire investment in Pathnet having been written down to Rs.Nil on March 31, 2003. There has also been a decrease in loss pickup in Kunshan Rotam Reddy Pharmaceuticals, our joint venture in China, which decreased by Rs.3.2 million to Rs.13.4 million for the three months ended December 31, 2003 from Rs.16.6 million for the three months ended December 31, 2002.

Income before income taxes

     As a result of the foregoing, income before income taxes decreased by 2.6% to Rs.724.0 million in the three months ended December 31, 2003, as compared to Rs.743.1 million in the three months ended December 31, 2002. As a percentage of revenues, income before income taxes was 14.1% of revenues in the three months ended December 31, 2003, as compared to 17.1% of revenues in the three months ended December 31, 2002.

Income tax expense

     We recorded an income tax expense of Rs.132.4 million for the three months ended December 31, 2003, as compared to Rs.82.4 million for the three months ended December 31, 2002. The income tax expense has been recorded based on our best estimate of the effective tax rate applicable for the full fiscal year. The effective tax rate has increased to 17.6% for the three months ended December 31, 2003 from 10.9% for the three months ended December 31, 2002. The increase was primarily due to a decrease in export related tax benefits and decrease in profits from units set up in backward areas for which we are eligible for tax concessions. The increased income tax expense was partly offset, however, by an increase in research and development expenditures, which is eligible for weighted deduction and reduction of enacted tax rate in India from 36.75% to 35.875%.

Net income

     As a result of the above, our net income decreased by 10.5% to Rs.591.6 million in the three months ended December 31, 2003, as compared to Rs.660.7 million in the three months ended December 31, 2002. Net income as a percentage of total revenues decreased to 11.5% in the three months ended December 31, 2003 from 15.2% in the three months ended December 31, 2002.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require a high degree of judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2003, included in our annual report in Form 20-F.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable;

•	inventory write-downs

•	litigation; and

•	stock based compensation.

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     We make allowances for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

     We are involved in various lawsuits, claims, investigations and proceedings, including Abbreviated New Drug Application (“ANDA”) filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business, except those matters disclosed under commitments and contingencies in Note 10 to the condensed consolidated financial statements.

     The Company uses the Black-Scholes option-pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates, as described in Note 4 to the condensed consolidated financial statements. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     Revenue Recognition.

     Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the price to the buyer is fixed and determinable; and

•	collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the products to the stockists by our consignment and clearing and forwarding agents. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 101 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 101.

     License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion to the amount that each milestone earned bears to the total milestone amounts agreed to in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

Services

     Revenue from services is recognized according to the terms of the contracts when the services are performed.

Functional currency

     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors. The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance, the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Liquidity and Capital Resources

     We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Nine Months Ended December 31

	2002	2003	2003

	(Rs. in millions, U.S.$in thousands)
Net cash provided by /(used in):
Operating activities	Rs.3,481.90	Rs.2,881.45	U.S.$63,259
Investing activities	(1,492.04)	(3,902.90)	(85,684)
Financing activities	(252.64)	(528.57)	(11,604)
Effect of exchange rate changes on cash	25.57	57.65	1,266

Net increase in cash and cash equivalents	Rs.1,762.79	Rs.(1,492.37)	U.S.$(32,763)

Cash Flow From Operating Activities

     Net cash provided by operating activities was Rs.2,881.45 million and Rs.3,481.90 million for the nine months ended December 31, 2003 and December 31, 2002, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.

     During the nine months ended December 31, 2003, our cash inflow decreased due to lower net income at Rs.2,312.04 million as compared to Rs.2,780.63 million for the nine months ended December 31, 2002. During the nine months ended December 31, 2003, our accounts receivable increased by Rs.578.21 million due to higher revenues. This decrease in cash flows was partially offset, however, by an increase in trade accounts payable by Rs.496.60 million for the nine months ended December 31,2003, primarily due to an increase in raw material purchases.

Cash Flow From Investment Activities

     Cash used by investment activities was Rs.3,902.90 million for the nine months ended December 31, 2003, primarily due to purchases of investment securities amounting to Rs.2,058.39 and due to our expenditures in property, plant and equipment amounting to Rs.1,791.43.

     Purchase of investment securities include Rs.1,500.00 million in non-convertible debentures with Citicorp Finance India Limited (“CFIL”), a non-banking financial corporation incorporated in India. Rs.500.00 million of these debentures mature in December 2005 and Rs.1,000.00 million of these debentures mature in November 2006. CFIL is rated as AAA by Crisil, India’s leading credit rating agency, signifying their highest safety rating for principal and interest payments. These non-convertible debentures are floating interest rate instruments with interest linked to the one year U.S. dollar London interbank offered rate.

     Investment in mutual funds amounts to Rs.500 million with Grindlays Income Fund. Our mutual fund investments are intended to yield stable and high returns with a low risk profile, primarily through funds focusing on government securities and leading corporate bonds.

     All investments are made in consideration of principal protection and stable returns, with the least risk profile.

Cash Flows From Financing Activities

     Net cash used by financing activities for the nine months ended December 31, 2003 was Rs.528.57 million, primarily due to payment of dividends, partially offset by an increase in short term borrowing from banks.

     The following table provides a list of our principal debts outstanding as of December 31, 2003:

	Principal Amount		Interest Rate

	(in millions)
Debt
Working capital loans	Rs.175.0	U.S.$3.8	10.5%
Long term loan	186.2	4.1	2%*-12%

Total	361.2	U.S.$7.9

* Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

Trend Information

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of the United States and Europe. In the United States, we continue to expand our pipeline of Drug Master Files (“DMFs”) to capitalize on the opportunities presented by several products coming off patent over the next few years. In Europe, we launched ramipril in the current fiscal year. We intend to expand our business development efforts in Europe and anticipate the launch of additional products over the next several years. In these regulated markets, sales normally peak during the first twelve months of commercialisation of the product. Hence it is critical to continuously launch new products to drive growth.

     Formulations. The Indian pharmaceutical industry witnessed a modest growth rate of 5.1%

according to Operations Research Group, a market research firm, in its December Moving Annual Total report for the 12-month period ending December 2003. This was primarily due to a general slowdown in the growth rates of key therapeutic segments. We expect our growth to be in line with the industry average growth rates.

     The competitive environment in the international formulation markets is changing, with most countries moving towards recognizing product patents. This has the effect of diminishing the window of opportunity in terms of new product launches. In order to effectively compete in such a challenging environment, we are focusing on key therapeutic categories on a global basis while focusing on niche segments within such therapeutic categories. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate our presence in the CIS markets and expand our presence in new markets, including China and Mexico. We anticipate launching new products in China within the next few months.

     Generics. In the United States, growth in revenues was driven primarily by fluoxetine, where our market share and prices remain stable. In the United Kingdom, post-genericization, in the last twelve months, omeprazole has encountered severe competition, resulting in lower revenues. While we anticipate the launch of further new products in the United States and the United Kingdom, the success of our existing generics products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant.

     We are also expanding our business development efforts in Europe. Our operations in the United Kingdom will provide us with a platform for expanding into other European markets. Further, we expect that we will continue to expand our ANDA pipeline.

     Specialty. During fiscal 2003, we initiated the building of a United States-based specialty product business. We are currently in the process of establishing the management infrastructure and distribution relationships necessary to support this business. In December 2001, we filed our first New Drug Application (“NDA”) for amlodipine maleate under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. In October 2002, the U.S. Food and Drug Administration (“U.S. FDA”), determined our NDA as “Approvable”. In March 2003, we filed our second NDA with the U.S. FDA. Pfizer filed a patent infringement suit against us in the United States District Court for the District of New Jersey regarding our amlodipine maleate product. In December 2002, however, the court dismissed Pfizer’s complaint on the grounds that their patent term extension does not cover our amlodipine maleate product. In July 2003, the Court of Appeals for the Federal Circuit heard the oral arguments on appeal from the District Court. The decision is still pending. In October 2003, we received the final approval for AmVazTM (amlodipine maleate) from the U.S. FDA. Beyond amlodipine maleate, we are expanding our pipeline of specialty products for the U.S. market.

     Diagnostics, Critical Care and Biotechnology. During the three months ended December 31, 2003, we launched our oncology portfolio in Brazil, one of the largest markets in Latin America. We expect that we will continue to market our existing products and develop additional products in critical care and biotechnology segments. Consistent with our strategy to focus our resources on core areas of operations, our Board of Directors decided to transfer the manufacturing of our key diagnostic product, namely Fast Forward HcG Velocit, a pregnancy detection kit, to our formulations segment. The diagnostics division’s trading operations were discontinued effective as of April 1, 2003. We believe that the termination of our trading operations in this division will not materially impact our financial results, as revenues from trading operations accounted for less than 1% of our revenues in fiscal year 2003. The success of our existing products is contingent upon the extent of competition in this segment.

Recent accounting pronouncements

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits – amendment to FASB statements No. 87, 88 and 106. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003.

Recent Developments

     National Pharmaceutical Pricing Authority Demand Notice. On October 20, 2003 we received a demand notice from the Indian National Pharmaceutical Pricing Authority (“NPPA”) demanding payment of Rs.26.75 million, related to our sales of cloxacillin. In December 2003, NPPA revised the demand to Rs.10.02 million and also issued a fresh demand for Rs.2.29 million, related to our sales of ciprofloxacin. These amounts represents the excess price charged by us over the maximum selling price fixed by the Government of India pursuant to the provisions under the Drugs (Prices Control) Order, 1995. The demand notices pertain to the period from 1997 to 2000, and include an interest levy of Rs.9.19 million. The expenses raised in the demand, including the interest, have been fully reserved against. Although we have deposited fifty-percent of the amount demanded, excluding interest, we will challenge the levy of interest.

     Management of North American Operations. Dr. Dennis Langer has joined us as President, North America. He will be responsible for the management of our North American operations and will be based in New Jersey. Dr. Dennis Langer joins us in place of Mr. Cameron Reid, who will step down on completion of his employment contract on March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: February 6, 2004	By:	/s/ V. S. Vasudevan

	Name:	V. S. Vasudevan
	Title:	Chief Financial Officer